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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16a, 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




For the Month of November, 2000

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            X       Form 40-F
                  --------               -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X
     -------          ------


AltaRex Corp. (the "Company") announced that it has entered into a memorandum of understanding with Dompe Farmaceutici S.p.A. (Milan, Italy) to form a strategic business alliance for a territory that includes Italy, Spain, Portugal, Switzerland, Austria and certain Eastern European countries.


                                INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

99.1 Press Release announcing strategic business alliance with Dompe Farmaceutici S.p.A.



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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ALTAREX CORP.

                                        By: /s/ Edward M. Fitzgerald
                                           -------------------------------------

                                        Name:  Edward M. Fitzgerald


                                        Title: Senior Vice President and
                                               Chief Financial Officer

                                        Date:  November 29, 2000



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